UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of Ocean Rig UDW Inc. (the "Company") in connection with the Company's 2013 Annual General Meeting of Shareholders (the "Annual Meeting").

Attached to this report on Form 6-K as Exhibit 2 is the proxy card relating to the Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: September 19, 2013	By:	/s/	George Economou
George Economou
Chief Executive Officer

Exhibit 1

September 19, 2013

TO THE SHAREHOLDERS OF OCEAN RIG UDW INC.:

Enclosed is a Notice of the 2013 Annual General Meeting of Shareholders (the "Meeting") of Ocean Rig UDW Inc. (the "Company"), which will be held at the Company's offices located at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus on October 31, 2013 at 1:00 p.m. local time, and related materials. The Notice of the 2013 Annual General Meeting of Shareholders and related materials can also be found at http://ocean-rig.agmdocuments.com/NEW.ASM2013.html.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect two Class C Directors to serve until the 2016 Annual General Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2013 ("Proposal Two"); and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon.

You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on September 3, 2013.

If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

The Company's 2012 Annual Report on Form 20-F (the "Annual Report"), which contains the Company's audited financial statements for the fiscal year ended December 31, 2012, is available on the Company's website at www.ocean-rig.com and can also be found at http://ocean-rig.agmdocuments.com/NEW.ASM2013.html. Any shareholder may receive a hard copy of the Company's 2012 Annual Report, free of charge upon request.

Very truly yours,

George Economou
Chairman, Chief Executive Officer and President

OCEAN RIG UDW INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 31, 2013

NOTICE IS HEREBY given that the 2013 Annual General Meeting of Shareholders (the "Meeting") of Ocean Rig UDW Inc. (the "Company") will be held at the Company's offices located at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus on October 31, 2013 at 1:00 p.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class C Directors to serve until the 2016 Annual General Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2013 ("Proposal Two"); and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on September 3, 2013 as the record date (the "Record Date") for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares as of the Record Date.

If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

The Company's 2012 Annual Report on Form 20-F (the "2012 Annual Report"), which contains the Company's audited financial statements for the fiscal year ended December 31, 2012, is available on the Company's website at www.ocean-rig.com. Any shareholder may receive a hard copy of the Company's 2011 Annual Report, free of charge upon request. This Notice of the Meeting, the Proxy Statement and related materials, including the Company's 2012 Annual Report, are available at http://ocean-rig.agmdocuments.com/NEW.ASM2013.html.

By Order of the Board of Directors

Ioannis Cleanthous
Secretary

September 19, 2013
Nicosia, Cyprus

____________________________________

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 31, 2013
____________________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Ocean Rig UDW Inc., a Marshall Islands corporation (the "Company"), for use at the 2013 Annual General Meeting of Shareholders (the "Meeting") to be held on October 31, 2013 at the Company's offices located at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus at 1:00 p.m. local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about September 19, 2013. These materials, along with the Company's 2012 Annual Report on Form 20-F, which contains the Company's audited financial statements for the fiscal year ended December 31, 2012, can also be found at http://ocean-rig.agmdocuments.com/NEW.ASM2013.html.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 3, 2013 (the "Record Date"), the Company had outstanding 131,725,128 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least one-third of the Common Shares issued and outstanding and entitled to vote at the Meeting, whether represented in person or by proxy, shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting until a quorum shall be present or sufficient votes in favor of the positions recommended by the board of directors are received. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting of the time and place to which the Meeting is adjourned in order to permit further solicitation of proxies.

The Common Shares are listed on The NASDAQ Global Select Market under the symbol "ORIG" and are also eligible to trade on the Norwegian OTC market under the symbol "OCRG".

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has five directors on the board of directors, which is divided into three classes. As provided in the Company's Second Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our two Class C Directors expires at the Meeting. Accordingly, the board of directors has nominated Kyros Melas and Savvas D. Georghiages, each a current Class C Director, for election as a Class C Director whose term would expire at the Company's 2016 Annual General Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominee for Election to the Company's Board of Directors

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position
Kyros Melas	49	Class C Director
Savvas D. Georghiades	63	Class C Director

Certain biographical information about the nominee is set forth below.

Kyros Melas was appointed to our board of directors in August 2013 to replace our former director Trygve Arnesen who resigned for personal reasons. Mr. Melas serves as the Business Development Director and Founding Partner of EDT Oil & Gas Ltd., a Cyprus based oil and gas services company specializing in the supply of high specification offshore support vessels to the oil and gas industry worldwide. He is a graduate of the University of Zurich and holds a M.Sc. in Shipping, Trade and Finance from City University.

Savvas Georghiades was appointed to our board of directors in December 2010. Mr. Georghiades has been a practicing lawyer in Cyprus since 1976. He is a graduate of the Aristotle University in Thessaloniki, Greece.

Required Vote. Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the holders of the Common Shares entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), as the Company's independent auditors for the fiscal year ending December 31, 2013.

Ernst & Young has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the audit committee of the Company's board of directors.

Required Vote. Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of Common Shares entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One and Two have been adopted.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Ioannis Cleanthous
Secretary

September 19, 2013
Nicosia, Cyprus

Exhibit 2

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 Kyros Melas   02 Savvas D. Georghiades

The Board of Directors recommends you vote FOR the following proposal:

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000185084_1 R1.0.0.51160

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com .

OCEAN RIG UDW INC
Annual Meeting of Shareholders
October 31, 2013 1:00 PM, Local Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. George Economou, Mr. Ioannis Cleanthous and Ms. Eleni Papapetrou, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of OCEAN RIG UDW INC (the "Company") that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholder(s) to be held at the Company's offices located at 10 Skopa Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus on October 31, 2013, at 1:00 pm, local time, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

0000185084_2 R1.0.0.51160

Continued and to be signed on reverse side